                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2022/04/06: To clarify news reported by United Daily News on April 6, 2022

Exhibit 99

To clarify news reported by United Daily News on April 6, 2022

1. Date of occurrence of the event: 2022/04/06

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship with the Company (please enter “the company itself” or “subsidiaries”): the company itself

4. Reciprocal shareholding percentage: N/A

5. Name of the reporting media: United Daily News

6. Content of the report:

High Prosecutors Office’s appeal against ruling of trade secret case involving Micron and UMC

7. Cause of occurrence:

Prior to the spring break, employees of the Company received the prosecutor’s notice of appeal against case no. Intellectual Property and Commercial Court 109-Xing Xhi Shang Zhong Su-4 (2020). However, the Company is not a named party in the notice of appeal.

The Company and Micron have already reached a global settlement and withdrawn all lawsuits against each other worldwide, and the two companies are building a long-term business relationship.

The Company hopes that the judicial system can respect the wishes of the complainant and conclude this case as soon as possible.

8. Countermeasures: None

9. Any other matters that need to be specified: None